UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at March 13, 2009

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia Street
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: March 13, 2009

Print the name and title of the signing officer under his signature.

1108–1030 West Georgia Street. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888–633–9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD LTD. COMPLETES C$130 MILLION EQUITY FINANCING

March 13, 2009 - Vancouver, British Columbia - Great Basin Gold Ltd. (the "Company") (TSX: GBG; NYSE AMEX: GBG; JSE: GBG) announces that it has completed its previously announced public offering of 100,000,000 units at a price of C$1.30 per unit resulting in gross proceeds of C$130,000,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each full warrant will entitle the holder to purchase a common share of the Company at a price of C$1.60 at any time before 5:00 p.m. (Vancouver time) on October 15, 2010. The Company has granted to the underwriters an over-allotment option, exercisable for a period of 30 days following closing of the offering, to purchase up to an additional 15,000,000 common shares and/or 7,500,000 warrants to cover over-allotments and for market stabilization purposes, which if exercised would result in additional gross proceeds of C$19,500,000. A syndicate led by BMO Capital Markets and RBC Capital Markets acted as underwriters in connection with the offering.

The net proceeds from this offering will be used by the Company to fund the development of the Company's Burnstone project in South Africa and for general corporate purposes.

Ferdi Dippenaar, President and CEO, commented: “The support received for this financing shows that the market, like the management of Great Basin Gold, believes that there is significant value in our Burnstone gold project. With initial commercial production at Burnstone targeted for July 2010 and our Hollister Project in trial mining phase, the Company is emerging as a significant gold producer.”

Ferdi Dippenaar
President and CEO

Copies of the final short form prospectus may be obtained from BMO Capital Markets, Distribution Department, 1 First Canadian Place, B2 Level, Toronto, Ontario, M5X 1H3 (tel: 416-363-6996 x224) or from RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5H 2X4 (tel: 416-842-5349), and copies of the registration statement may be obtained from BMO Capital Markets Corp., Attention: Lori Begley, 3 Times Square, 27th Floor, New York, New York, 10036 (tel: 212-885-4039) or from RBC Capital Markets Corporation, Attention: Prospectus Department, Three World Financial Centre, 200 Vesey Street, 8th Floor, New York, NY 10281-8098 (tel: 212-428-6670).

This news release shall not constitute an offer to sell or a solicitation of an offer to buy common shares nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa +27 (0)11 301 1800
Michael Curlook in North America +1 888 633 9332
Barbara Cano at Breakstone Group in the USA +1 646 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.